SIMPSON THACHER & BARTLETT LLP
900 G STREET, NW WASHINGTON, DC 20001 (202) 636-5500

FACSIMILE (202) 636-5502
DIRECT DIAL NUMBER (202) 636-5804	E-MAIL ADDRESS jbonnie@stblaw.com

March 8, 2016

VIA EDGAR

Re:	Acceleration Request for The Blackstone Group L.P.
Registration Statement on Form S-3
File No. 333-209762

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jonathan E. Gottlieb, Esq.

Ladies and Gentlemen:

We are enclosing the acceleration request of The Blackstone Group L.P., a Delaware limited partnership (the “Partnership”), relating to the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended.

As indicated in the acceleration request, the Partnership respectfully requests that the above-referenced Registration Statement be declared effective at 5:00 pm Washington, DC time, on March 10, 2016, or as soon as possible thereafter.

We thank you for your assistance in this matter. Please do not hesitate to call me at (202) 636-5804 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie